BENETTON BOARD EXAMINES 2003 FINANCIAL YEAR AND FORECAST FOR 2004

Ponzano, 6th February 2004 – Benetton Group's board of directors, meeting today, examined the results anticipated for the 2003 financial year. Consolidated revenues are expected to be confirmed at around 1,850 million euro.

UNITED COLORS OF BENETTON.

Self-financing in 2003 is expected to be around 315 million euro, while net indebtness improves at around 500 million euro.

The Board then examined trends for 2004, which confirm what was forecast in the "2003-2007 Guidelines" presented to the financial market last December.

In the context of an economic situation characterised by prudent consumption and the continued strength of the euro, revenues for the casual clothing division are expected to grow moderately to around 1,580 million euro. Group consolidated revenues for 2004 , which no longer include the sports equipment business sold last year, are expected to total around 1,800 million euro.

The Group's operating margin is expected to be around 12.5% of consolidated revenues. Net profit is forecast to rise to around 7% of revenues. Self-financing and net indebtness in 2004 are expected to be stable compared to 2003.

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